Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

PRE-EFFECTIVE DATE AMENDMENT No. 1
TO
FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Aerovias Nacionales de Colombia S.A. Avianca, as issuer and primary applicant (“Avianca S.A.” or the “Issuer”), and Avianca, Inc., as guarantor and secondary, co-applicant (“Avianca,_ Inc.” or the “Guarantor”) (the Issuer and Guarantor, jointly, are herein called the “Applicant”)

(Name of Applicant)

Issuer: Centro Administrativo, Avenida Calle 26 No. 92-30, Bogotá, Colombia1
Guarantor: 8125 Northeast 53rd Street, Suite 1111, Miami, Florida 33166

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
United States Dollar Denominated Notes Due April 30, 2011	Up to $35,559,000

Approximate date of proposed public offering: the Effective Date of the co-applicants’ Plan (as defined in the Application for Qualification, filed on or about October 1, 2004, File No. 022-28758).

Name and address of agent for service: C T Corporation System, 111 8th Avenue, New York, New York 10011

AMENDMENT

The Applicant hereby amends its Application for Qualification, filed on or about October 1, 2004 (File No. 022-28758) (the “Application”), to be treated as a part of such Application ab initio, by deleting in its entirety Exhibit T3C thereto and substituting in lieu thereof the Exhibit T3C attached hereto and incorporated herein by reference – the Indenture to be qualified, which is to be dated the Effective Date of the Plan, among Avianca S.A., as issuer, Avianca, Inc., as guarantor, and the Bank of New York, as trustee.

1 Avianca S.A.’s principal place of business in the United States is located at 720 5th Avenue, 5th Floor, New York, New York 10019-4107

TABLE OF CONTENTS

SIGNATURE
EX-99.T3C TRUST INDENTURE

CROSS REFERENCES TO EXHIBITS

     (i) Exhibit T3A-1. Public Deed of Bylaws, including the charter, of Avianca S.A, the Issuer, as in effect – previously filed with Application on or about October 1, 2004.

     (ii) Exhibit T3A-2. Certificate of Incorporation of Avianca, Inc., the Guarantor, as in effect – previously filed with Application on or about October 1, 2004.

     (iii) Exhibit T3B-1. The Existing Bylaws of Avianca,S.A., the Issuer, are included as part of Exhibit T3A – previously filed with Application on or about October 1, 2004.

     (iv) Exhibit T3B-2. The existing Bylaws of Avianca, Inc., the Guarantor – previously filed with Application on or about October 1, 2004.

     (v) Exhibit T3C. The Indenture to be qualified, which is to be dated as of the Effective Date of the Plan, among the Applicant, as issuer, Avianca, Inc., as guarantor, and the Bank of New York, as trustee – attached hereto and incorporated herein by reference.

     (vi) Exhibit T3D. Not applicable.

     (vi) Exhibit T3E. A copy of the joint Debtors’ Solicitation Package to be sent to all prospective holders of the securities to be issued and distributed pursuant to the indenture, including the joint Debtors’ Disclosure Statement Regarding Third Modified and Restated Plan of Disclosure, the Third Modified and Restated Joint Plan of Reorganization with all Exhibits thereto, and every notice, circular, letter or other written communication to be sent or given to them – previously filed with Application on or about October 1, 2004.

     (vii) Exhibit T3F. Cross reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Act – previously filed with Application on or about October 1, 2004.

     (viii) Exhibit T3G. Statement of Eligibility and Qualification of the Trustee on Form T-1 – previously filed with Application on or about October 1, 2004.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, AEROVIAS NACIONALES DE COLOMBIA S.A. AVIANCA (“AVIANCA S.A.”), a sociedad anónima organized and existing under the laws of the Republic of Colombia (similar to a corporation in the United States), as issuer of the indenture securities, as well as its wholly-owned subsidiary, AVIANCA, INC., a New York corporation, as guarantor of the indenture securities, has caused this Amendment to the Application to be signed by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in Bogotá, Colombia as to AVIANCA S,A, and in Miami, Florida, as to AVIANCA , INC., dated this 3rd day of December, 2004, all to be effective as of the 1st day of October, 2004.

(SEAL)		AEROVIAS NACIONALES DE COLOMBIA S.A. AVIANCA

		By:	/s/ Juan Emilio Posada

JUAN EMILIO POSADA, President & CEO

Attest:	/s/ Elisa Murgas	By:	/s/ Francisco Méndez

	ELISA MURGAS, Secretary		FRANCISCO MÉNDEZ, Vice President

(SEAL)		AVIANCA, INC.

		By:	/s/ Juan Arbeláez

JUAN ARBELÁEZ, General Manager

Attest:	/s/ Elisa Murgas	By:	/s/ Juan Carlos Sarabia

	ELISA MURGAS, Secretary		JUAN CARLOS SARABIA, Treasurer

2